Exhibit (a)(5)(i)


For immediate release
Friday 7th July, 2000


On Thursday 6 July, 2000, Invensys Holdings Limited, an indirect wholly owned subsidiary of Invensys plc, purchased through its agent Goldman Sachs International 508,202 shares of Baan Company N.V. on the Amsterdam Exchanges at an average price of Euro 2.85(sic).